Exhibit 3.2

Article III, Section 2. The exact number of directors shall be determined from time to time by resolution adopted by a majority of the entire Board; provided, however, the exact number of directors shall be twelve (12) until otherwise determined by resolution adopted by a majority of the entire Board. In the event that the number of directors is increased by such a resolution, the vacancy or vacancies so resulting may be filled by a vote of the majority of the entire Board for a term of office continuing only until the next annual meeting of the shareholders, with the classification of such additional directorships to be determined by the Board of Directors prior to such annual meeting. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. As used in this Section 2, the phrase “entire Board” shall mean the entire membership of the Board of Directors excluding any vacancy occurring in the membership of the Board by reason of an increase in the number of directors, but including any vacancy occurring other than as a result of an increase in the number of directors. Each director elected at the annual meeting of shareholders shall serve for a term as provided in Hills Bancorporation’s Restated Articles of Incorporation. Any Director may resign at any time by filing his or her written resignation with the Secretary of the Corporation. Directors must be residents of Johnson, Washington, or Linn Counties in Iowa, or any county adjacent to those three counties. Directors need not be shareholders of the corporation.

Article III, Section 9. Any vacancy occurring in the Board of Directors, other than as a result of an increase in the number of directors as provided in Section 2 of this Article III, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. Directors elected to fill such a vacancy shall hold office for the unexpired term of the class of which their predecessor in office was a member.